

January 7, 2013

Via E-mail
Thomas N. Keltner, Jr.
Malkin Holdings LLC
One Grand Central Place
60 East 42nd Street
New York, New York 10165

> **Re:** **Empire State Building Associates L.L.C.**
> **250 West 57th St. Associates L.L.C.**
> **60 East 42nd St. Associates L.L.C.**
> **Solicitation/Recommendation Statements on Schedule 14D-9**
> **Filed on December 31, 2012**
> **File Nos. 005-51427, 005-82668 and 005-82669**

Dear Mr. Keltner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise why you have not filed these materials under Regulation 14A under the Securities Exchange Act of 1934 nor under the Securities Act of 1933. We note that Item 4(b) sets forth the expected benefits of the consolidation.

<u>Purposes of the Transaction and Plans or Proposals, page 11</u>

2.   Please describe the consideration given with respect to the voting agreement described in this section, and file the agreement and the proxy as exhibits to your schedule. See Items 1005(d) and 1016(e) of Regulation M-A.

3.   Please confirm that you delivered a definitive proxy statement relating to the proposed consolidation to the offerors prior to obtaining their proxies with respect thereto, or otherwise advise how you determined that this action was consistent with the proxy rules.

4.   Please disclose the effect of the antitakeover provisions in the subject LLC's organizational documents, given that at least two of the offers appear to exceed the applicable thresholds in those provisions, or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each company and its management are in possession of all facts relating to that company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Arnold S. Jacobs, Esq.
        Proskauer Rose LLP